Dykema Gossett PLLC 1301 K Street NW Suite 1100W Washington, D.C. 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
Robert B. Murphy Direct Dial: (202) 906-8721 Direct Fax: (855) 221-0919 Email: RMurphy@dykema.com

May 2, 2017

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.W.
 Washington, D.C. 20549

          Re:  Life Partners Holder Trust and Life Partners IRA Holder Partnership, LLC

Ladies and Gentlemen:

On behalf of the above-referenced issuers, we have today transmitted for filing a Form 10 Registration Statement to register as classes of securities under Section 12(g) of the Securities Exchange Act of 1934, the issuers’ Position Holder Trust Interests, IRA Partnership Interests and Continuing Fractional Interests.  The issuers sprang into existence on December 9, 2016, as a result of a Chapter 11 bankruptcy proceeding initiated in 2015 by Life Partners Holding, Inc., as explained in the filing.  The Bankruptcy Court established a December 31 fiscal year end for the issuers, which necessitates the Form 10 filing.

In this regard, the financial information called for by Items 2, 13, 14 and 15 of the Form 10 will be filed by amendment.  As we have discussed with the staff of the Division of Corporation Finance, due to the complexity of the bankruptcy proceeding, as well as the fraudulent nature of the debtors’ business activities, the proceedings in the Bankruptcy Court did not result in a detailed listing or opening balance of the particular policy assets or liabilities to be assumed correlated with interests of each interest holder or claimant as of December 9, 2016.  Further extensive substantive testing of transactions and account balances is required to ensure that the financial statements fairly present the financial position, results of operations and cash flows in accordance with generally accepted accounting principles and SEC rules and regulations, and are in a position to be audited.

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Please contact the undersigned at 202-906-8721 or rmurphy@dykema.com or J. Patrick Ryan, Esq. at 210-554-5245 or pryan@dykema.com with any questions or comments.  Thank you very much.

Sincerely,

Dykema Gossett PLLC

/s/ Robert B. Murphy

Robert B. Murphy

RBM:scb

cc:	Eduardo S. Espinosa, Esq.
Mr. Adam F. Turk
J. Patrick Ryan, Esq.

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